Zosano Pharma Corporation

34790 Ardentech Court

Fremont, California 94555

February 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
File No. 333-222265

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 13, 2018 at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please feel free to direct any questions or comments concerning this request to Stacie S. Aarestad, Esq. of Foley Hoag LLP at (617) 832-1108.

[Signature Page Follows]

ZOSANO PHARMA CORPORATION

By:	/s/ Georgia Erbez
	Name:	Georgia Erbez
	Title:	Chief Business Officer and Chief Financial Officer

[Signature Page to Withdrawal of Acceleration Request]